Update on a legendary beheading scene

Inbox ×

Masterworks <notification@masterworks.com>
to me

Sam,

For centuries, the beheading of Saint John the Baptist has been one of the most powerful (and most painted) scenes in art history.

Old Masters like Caravaggio and Andrea Solario explored this subject to set the tone for Baroque drama, and their interpretations remain prized possessions of museums and billionaire collectors worldwide.

Our latest Martin Wong artwork draws directly from this tradition. Inspired by Solario's masterpiece while working at the Met, Wong reimagined the scene with a young Asian woman in a cheongsam, bridging Renaissance Italy and the Lower East Side.

While Wong's market sits apart from those historical figures, his works in this vein have continued to draw steady interest among collectors, seeing 19.6% annual growth between 2013 and 2024.



Rubens' *Saint John the Baptist,* (detail)



Martin Wong's *Untitled (Saint John the Baptist)*

Invest here and view the circular offering below.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com

1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.
Masterworks and Masterworks Advisers operate as separate legal entities and provide materially different services. Masterworks Advisers is a wholly owned subsidiary of Masterworks and Masterworks receives fees and compensation from the Masterworks Securities that Masterworks Advisers recommends to advisory clients.

Museum affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.